                                                                     EXHIBIT 2.1

      Portions of this Exhibit have been redacted and are the subject of a confidential treatment request filed with the Secretary of the Securities and Exchange Commission.

                                                                            1/30

                     ASSET PURCHASE AGREEMENT REGARDING THE
                         P93/01 PROGRAM AND ASSETS AND
                            CONTRACTS RELATED THERETO

                                                                            2/30

Preamble....................................................      4

Section 1 Definitions.......................................      5

Section 2 Sale and Purchase of 93/01 Program................      8

Section 2A No Transfer of Employees.........................      10

Section 3 License-Back, Research Services...................      11

Section 3A license to PBD patents...........................      12

Section 4 Continuation of P93/01 Program....................      12

Section 5 Prices and Payments...............................      13

Section 6 Warranties........................................      15

Section 7 Remedies..........................................      18

Section 8 Patent Management.................................      19

Section 9 Confidentiality...................................      21

Section 10 Condition Precedent..............................      23

Section 11 Commercial Effect................................      23

Section 11A Costs and Transfer Taxes........................      25

Section 12 Notices..........................................      25

Section 13 Miscellaneous....................................      27

                                                                            3/30

                            ASSET PURCHASE AGREEMENT

                                  by and among








                              Probiodrug AG, Halle

with its seat in Halle and registered with the commercial register of the local court of Halle-Saalkreis under folio no. HRB 13719



                       (hereinafter referred to as "PBD"),





                                       and

                                Prosidion Limited

 a company registered in England and Wales under registered number 4600121 with its registered offices at Watlington Road, Oxford OX4 6LT UK

                    (hereinafter referred to as "PROSIDION")





         (PBD and Prosidion are hereinafter collectively referred to as the "PARTIES", and each of them as a "PARTY");

                                                                            4/30

                                    PREAMBLE

P 1. PBD is a drug development company engaged in the research and development of drug candidates for various targets and various indications, including for metabolic diseases.

P 2. Prosidion is actively engaged in the research and development of small molecule drugs, particularly in the field of metabolic diseases, and has considerable knowledge and experience in this field.

P 3. PBD intends to sell certain assets relating to the P93/01 Program, the P93/01 Patents, the GIP Patents and the Medical Use Patents to a purchaser that intends to actively progress the P93/01 Program with the goal of developing and commercialising drugs containing the P93/01 Compounds (or improvements, enhancements, derivatives or substitutes thereof) and maximising the value of the P93/01 Program on a worldwide basis.

P 4. PBD desires to remain entitled to use the assets and rights transferred to the purchaser with respect to non-metabolic diseases on the basis of an exclusive back-license to be granted to PBD by the purchaser, except for those P93/01 Compounds transferred.

P 5. Prosidion, after having had access to a data room and CD-ROMs relating to the Sold Patents, desires to purchase the assets described and to progress and commercialise the P93/01 Program as described above and to grant the back-license to PBD upon the terms and conditions set forth below.

P 6. PBD and Prosidion further intend to enter into a research agreement to fund collaborative research.

NOW, THEREFORE, the Parties agree as follows:

                                                                            5/30

                                   SECTION 1
                                  DEFINITIONS

For the purposes of this Agreement, the following terms shall have the following meaning:

"AFFILIATES" shall mean affiliated companies within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz).

"AGREEMENT" shall mean this asset purchase agreement including its Annexes, with the exception of the Research Agreement attached as Annex "Research Agreement".

"ASSETS" shall have the meaning as set forth in Section 2.1.

"ACQUISITION PROPOSAL" shall have the meaning assigned to such term in Section
      11.4.

"BACK-LICENSE" shall have the meaning as set forth in Section 3.1.

"CLOSING DATE" shall mean the date at which all Conditions Precedent according to Section 10.1 of this Agreement have been fulfilled or waived in accordance with Section 10.2.

"CONFIDENTIAL INFORMATION" shall have the meaning set forth in Sections 9.1 and 9.2.

"CONTRACTS" shall mean the agreements and contracts sold to Prosidion hereunder as defined in Section 2.2.

"DP IV ASSAY DOCUMENTATION" shall mean the documentation described in Annex
      "DP IV Assay Documentation".

"DP IV LICENSE AGREEMENTS" shall mean the license agreements concluded by PBD with third parties and listed in Annex "DP IV License Agreements".

"EFFECTIVE DATE" shall mean the date on which the last of the parties to this Agreement signs the Agreement.

"FDA" shall mean the United States Food and Drug Administration or any successor entity thereof.

"FERRING AGREEMENT" means the non-exclusive license agreement dated September
      20, 2002 between PBD and Ferring B.V..

"FIELD OF USE" shall mean the use of any (i) DP IV inhibitor, (ii) GIP agonist and/or (iii) GIP antagonist, alone or in combination with other drugs for the treatment of all metabolic diseases, including but not limited to diabetes and obesity.

                                                                            6/30


"GIP  DERIVATIVES" means any and all derivatives listed in Annex "GIP
      Derivatives".

"GIP PATENTS" shall mean the patents listed in Annex "GIP Patent" including all rights to the inventions underlying these patents vis-a-vis the inventors, except the non-transferable personal rights of the inventors to the inventions (Erfinderpersonlichkeitsrecht).

"INITIAL CONSIDERATION" shall have the meaning assigned to such term in Section
      5.1.

"LIABILITY BASKET" shall have the meaning assigned to such term in Section 7.4.

"LIABILITY CAP" shall have the meaning assigned to such term in Section 7.4.

"MEDICAL USE PATENTS" shall mean the Patents set forth in Annex "Medical Use
      Patents" including all rights to the inventions underlying these patents vis-a-vis the inventors, except the non-transferable personal rights of the inventors to the inventions (Erfinderpersonlichkeitsrecht).

"MERCK AGREEMENT" shall mean the agreement dated 31 October 2000 between PBD and Merck & Co., Inc.


"MILESTONE PAYMENTS" shall have the meaning assigned to such term in Section
      5.2.

"NOVARTIS AGREEMENT" shall mean the non-exclusive license agreement dated 11 May
      2004 between PBD and Novartis Pharma AG

"NDA" shall mean a New Drug Application filed with the FDA for marketing authorization of any drug product or any equivalent application filed with any corresponding regulatory authority in any other country of the world.

"P93/01 COMPOUNDS" shall mean any and all compounds listed in Annex "P93/01
      Compounds"


"P93/01 LEAD COMPOUND" shall mean the compound specifically identified as such Lead Compound in the Annex "P93/01 Compounds".

"P93/01 PATENTS" shall mean the Patents set forth in Annex "P93/01 Patents" .
      including all rights to the inventions underlying these patents vis-a-vis the inventors, except the non-transferable personal rights of the inventors to the inventions (Erfinderpersonlichkeitsrecht)

"P93/01 PRODUCT" shall mean any preparations in final form for end use or consumption which contain, as pharmaceutically active ingredient, one or more of the P93/01 Compounds.

                                                                            7/30


"P93/01 PROGRAM" shall mean the development program relating to the P93/01
      Compounds, including all know-how, data and manufacturing information relating thereto as currently existing at PBD or further developed by Prosidion and/or its Affiliates, licensees or assignees in the future.

"PATENT" shall mean any patent (including any utility model) or patent application (including any utility model application), or any continuation applications, divisional applications or continuation-in-part applications relating to such patents or patent applications and any patent applications or patents corresponding to or claiming priority from such patent applications anywhere in the world and any extensions of the exclusivity granted in connection with such patents, including but not limited to, extensions granted under the US Drug Price Competition and Patent Term Restoration Act 1984 and the EC Supplementary Protection Certificate Regulation (Council Regulation (EEC No 1768/92)) and any legislation amending, replacing or implementing the foregoing.

"PBD CONFIRMATION" shall mean a letter sent to Prosidion by PBD confirming (i) the fulfilment of all Conditions Precedent or waiver of any thereof, (ii) that PBD restates such representations and warranties within the meaning of Section 6 which shall be restated at the Closing Date as set out in
      Section 6 and (iii) whether or not any of the DP IV License Agreements have been terminatedin the form set forth in Annex 5.1.

"PBD PATENT" shall mean such Patents owned by PBD at the signing date of this Agreement, except the P93/01 Patents, the GIP Patent and the Medical Use Patents listed in Annex "PBD Patents".

"PHASE III CLINICAL STUDY" shall mean a clinical study designed to demonstrate the safety and efficacy of a P93/01 Product in a patient population, as prescribed by applicable FDA regulations or foreign equivalents thereof.

"REPORTS" shall have the meaning assigned to such term in Section 2.1.5.

"SERVICE CONTRACTS" shall mean the contracts and firm offers for services concluded by PBD and listed in Annex "Service Contracts".

"SOLD PATENTS" shall mean the P93/01 Patents, the GIP Patents and the Medical
      Use Patents.

"TRIAD AGREEMENT" shall mean the cross license agreement concluded by PBD and Triad Pharmaceuticals, Inc. on April 4, 2002 between PBD and TRIAD Pharmaceuticals, Inc..

                                                                            8/30


                                    SECTION 2
      SALE AND PURCHASE OF THE 93/01 PROGRAM, THE ASSETS AND THE CONTRACTS

2.1 SALE AND TRANSFER OF ASSETS. Effective upon payment of the Initial Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not , PBD hereby sells and transfers to Prosidion the following assets (the "ASSETS"):

      2.1.1 the P93/01 Patents,

      2.1.2 the Medical Use Patents,

      2.1.3 the GIP Patents,

      2.1.4 any and all inventory of all P93/01 Compounds and the GIP Derivatives as listed in Annex 2.1.4/Inventory and the files listed in Annex 2.1.4/Files, owned by PBD on the Closing Date and developed, acquired or produced by PBD until the Closing Date.

      2.1.5 the reports relating to the P93/01 Program and reports on any GIP Derivative set forth in Annex 2.1.5 (the "REPORTS").

      2.1.6 the DP IV Assay Documentation, and

      2.1.7 any drug product relating to P93/01 Compounds in any pharmaceutical form, including without limitation, tablets and active pharmaceutical ingredient ("API"), as set forth in Annex 2.1.7.

      Prosidion hereby accepts and agrees with the above sale and transfer. PBD shall also be obligated to transfer any and all material assets, know how, patents, clinical data and scientific information relating to the P93/01 Program which is not contained in the Annexes 2.1.4 to 2.1.7 or in the DP IV Assay Documentation. Upon the Closing Date and the payment of the Initial Consideration, PBD shall immediately send or have sent to Prosidion the items described in Annexes 2.1.4 to 2.1.7 and the DP IV Assay Documentation.

2.2 SALE AND TRANSFER OF CONTRACTS. Effective upon payment of the Initial Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not, PBD hereby sells and transfers to Prosidion the following agreements (the "CONTRACTS"):

                                                                            9/30


            2.2.1 the DP IV License Agreements, and

            2.2.2 the Service Contracts.

            The transfer of the Contracts shall be made in such a way that Prosidion shall fully assume, and PBD shall be fully discharged from, all rights, obligations and liabilities resulting from such agreements (Vertragsubernahme mit befreiender Wirkung) which arise on or after the Closing Date and relate to such period. Prosidion hereby accepts the above sale and the above transfer.

2.3 CONSENT REQUIREMENTS FOR TRANSFER OF SERVICE CONTRACTS. As soon as possible after the Effective Date the Parties will jointly endeavour, using reasonable efforts, to obtain the consents from the respective other parties to the Service Contracts required to transfer such agreements from PBD to Prosidion in accordance with Section 2.2 above. To the extent that the consents to the transfer of the Service Contracts cannot be obtained prior to and after the Closing Date and to the extent permitted under the Service Contracts, PBD will, in respect of the external relationship with the other contract party (im Au(beta)enverhaltnis), remain the party to the relevant agreement and the Parties will, for the purpose of their internal relationship between the Parties (im Innenverhaltnis), behave and treat each other as if the transfer had effectively taken place on the Closing Date. This shall, in particular, include that (i) Prosidion shall be entitled to all benefits and rights under the Service Contracts, (ii) PBD will follow Prosidion's instructions regarding the exercise of any rights under such agreement consistent with the terms of such agreement,
      (iii) Prosidion shall indemnify PBD against any liability arising under the Service Contracts, and (iv) PBD agrees to use the care of a prudent businessman in holding such agreement.

2.4 ACCESS TO DP IV ASSAY DOCUMENTATION. Effective upon payment of the Initial Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not, Prosidion grants to PBD reasonable access to the DP IV Assay Documentation relevant for any use outside the Field of Use. Such access shall be granted to PBD on a non-exclusive basis. PBD shall have the right to retain copies of the DP IV Assay Documentation and shall be entitled to use such copies for any use outside the Field of Use.

2.5 REGISTRATION OF TRANSFER. If any right, title and/or interest to the Assets and Contracts was not adequately or effectively transferred to Prosidion under this Agreement, PBD undertakes to execute all legal actions and all documents required to effectuate the transfer. Immediately after the payment of the Initial

                                                                           10/30


      Consideration by Prosidion, the Parties shall work together to effectuate the registration of the transfer of the Sold Patents in the registers of patents.

                                   SECTION 2A
                            NO TRANSFER OF EMPLOYEES

SECTION 613A GERMAN CIVIL CODE. PBD intends to continue its research activities after the Closing Date on a materially unchanged basis and will in particular have a continuing need for its employees whom have been involved in the P93/01 Program or in the research relating to the Assets. The Parties assume that no employment relationships existing at PBD will transfer to Prosidion in connection with the sale of the P93/01 Program and the Assets to Prosidion under this Agreement by operation of law pursuant to Section 613a of the German Civil Code or any other applicable law. If, however, contrary to the assumption of the Parties any employment relationships existing at PBD do transfer to Prosidion in connection with the transfer of the P93/01 Program and the Assets to Prosidion pursuant to Section 613a of the German Civil Code or any other applicable law, the Parties shall have the following obligations:

If any employee claims the transfer of employment, each Party shall immediately inform the other Party. No later than two weeks after (i) such employee has claimed that his employment contract has been transferred, and (ii) PBD has forwarded to Prosidion a copy of the complete personnel file (Personalakte), whichever occurs later, Prosidion, shall deny any transfer of employment and, for reasons of precaution, terminate the asserted employment contract between the employee and Prosidion within the notice period stipulated in the employment contract or by law and shall use its best efforts to terminate the asserted employment agreements at conditions favourable to PBD. In respect of employees other than those five (5) employees listed in Annex 2A, Prosidion shall obey any and all lawful instructions given by PBD in respect of the respective employment agreement, including, but not limited to, instructions to terminate the employment agreement by giving notice or by entering into a severance agreement or to dispute the alleged transfer of the employment agreement before the competent courts. PBD shall use best efforts to support Prosidion in terminating the asserted employment agreement.

PBD shall indemnify Prosidion from any and all costs arising in connection with, or resulting from, the employment contract and/or any termination thereof, by means of termination, settlement agreement or otherwise, including but not limited to any obligation to pay wages, social insurance contributions, holiday payments, benefits, severance payments (Abfindungen) and/or taxes vis-a-vis the employee or any third party. In respect of those five (5) employees listed in Annex 2A, the aforementioned indemnification is limited to the aggregate amount of (i) the aggregate regular remuneration for those of such five employees claiming a transfer of business until the end of the contractual

                                                                           11/30


notice period, and (ii) the aggregate amount of one month's wage per year of job tenure of these employees.

                                    SECTION 3
                         LICENSE-BACK, RESEARCH SERVICES

3.1 LICENSE-BACK. Effective upon the payment of the Initial Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not, Prosidion grants to PBD an exclusive, world-wide, royalty-free, fully paid-up, perpetual, transferable license, with the right to grant sublicenses, to use any compound or derivative covered by the P93/01 Patents not being a P93/01 Compound, in any field of use outside the Field of Use (the "BACK-LICENSE"). For avoidance of doubt, PBD shall not use any P93/01 Compound for any purpose in any field of use whatsoever.

3.2 RESEARCH AGREEMENT. Effective upon payment of the Initial Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not, the Parties enter into the Research Agreement attached to this Agreement as Annex Research Agreement.

3.3 SEPARATE AGREEMENTS. For the avoidance of doubt, the Research Agreement shall be regarded as separate from this Agreement insofar as any termination, rescission or expiration of any of the Research Agreement shall not result in, or entitle any party hereto to, any termination, rescission or expiration of this Agreement. In the event of a valid termination of the Research Agreement the Initial Consideration shall be increased by ** less any amount already paid under the Research Agreement, unless the Research Agreement has been terminated for cause (wichtiger Grund) or according to Section 10.3 of the Research Agreement by Prosidion. In the event of any termination or rescission of this Agreement, the Research Agreement shall terminate automatically upon the effective date of the respective termination or rescission.


----------

** This portion has been redacted pursuant to a confidential treatment request.

                                                                           12/30



                                   SECTION 3.A
                             LICENSE TO PBD PATENTS

3.A.1 LICENSE IN THE FIELD OF USE. Effective upon the payment of the Initial
      Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not, PBD grants to Prosidion a non-exclusive, worldwide, perpetual (auf Dauer), transferable, sublicenseable, fully paid up right to use the PBD Patents to the extent they may have an applicability in the Field of Use only.

3.A.2 LICENSE OUTSIDE THE FIELD OF USE. Effective upon the payment of the
      Initial Consideration and receipt by Prosidion of the PBD Confirmation, whichever occurs later, and irrespective of whether the statement in the PBD Confirmation that the Conditions Precedents are fulfilled or have been waived is correct or not, PBD grants to Prosidion an exclusive, worldwide, fully paid up, perpetual (auf Dauer), transferable, sublicenseable right to use any and all of the PBD Patents in any field of use outside the Field of Use with regard to any use of the P93/01 Compounds and GIP Derivatives only.

                                    SECTION 4
                         CONTINUATION OF P93/01 PROGRAM

4.1 NO OBLIGATION TO PROGRESS P93/01 PROGRAM. Prosidion shall have no obligation to progress the P93/01 Program.

4.2 SEMI-ANNUAL REPORT. Upon the end of June and December each year, Prosidion shall provide PBD with a written summary report describing the status achieved in the development of the P93/01 Compounds and any P93/01 Product in that period, the development of the IP-status of the Sold Patents (such as filing process, prosecution of infringements) and the commercialisation of the Assets. Prosidion shall promptly inform PBD on the start of Phase III Clinical Studies and on the filing of the first NDA relating to any P93/01 Lead Compound. Prosidion's reporting obligations shall end on the earlier of (i) Prosidion having informed PBD on the filing of the first NDA of P93/01 Lead Compound or (ii) 1st January 2010.

                                                                           13/30


                                    SECTION 5
                               PRICES AND PAYMENTS

5.1   INITIAL CONSIDERATION

      The initial purchase price consideration to be paid by Prosidion to PBD for the sale of the P93/01 Program, the Assets and the Contracts, and the grant of the licenses according to Section 3A under this Agreement (the "INITIAL CONSIDERATION") shall be US dollar thirty five million (USD 35,000,000). The Initial Consideration shall be due and payable within ten
      (10) business days after the following preconditions have been met: (i) the Closing Date, and (ii) receipt by Prosidion of the PBD Confirmation , whichever occurs later. Upon fulfilment of all Conditions Precedent, or, as the case may be, waiver thereof, PBD shall send the PBD Confirmation to Prosidion without undue delay.

5.2   MILESTONE PAYMENTS

      In addition to the Initial Consideration, Prosidion shall make to PBD the following milestone payments (collectively the "MILESTONE PAYMENTS"):

      5.2.1 START OF PHASE III CLINICAL STUDIES. ** , which shall be due and payable at the earlier of

            (i) ten (10) business days after valid enrolment of the first patient into the first Phase III Clinical Study relating to any P93/01 Lead Compound (as listed in Annex "P93/01 Compounds"), or

            (ii) 1 January 2007 (unless the development of the P93/01 Lead Compound has been terminated due to safety and/or regulatory issues and/or lack of statistically significant efficacy in human clinical trials in which event no payment shall become due).

      5.2.2 FILING OF FIRST NDA. ** , which shall be due and payable at the earlier of

            (i) ten (10) business days of the filing of the first NDA relating to any P93/01 Lead Compound (as listed in Annex "P93/01 Compounds"), or


            (ii) 1 January 2010 (unless the development of the P93/01 Lead Compound has been terminated due to safety and/or regulatory issues and/or lack of statistically significant efficacy in human clinical trials in which event no payment shall become due),



--------
** This portion has been redacted pursuant to a confidential treatment request.

                                                                           14/30


                  irrespective of whether the relevant milestones have been fulfilled by Prosidion or any of its Affiliates, licensees or assignees (including any subsequent (sub-)licensees and assignees). For the avoidance of doubt, each of the Milestone Payments shall only be due once. They shall not be due each time a Phase III Clinical Study begins or a NDA is filed for any P93/01 Compound not being the P93/01 Lead Compound. The aggregate amount payable under this Section 5.2 shall in no event exceed ** . Prosidion shall inform PBD in writing immediately if any of the above milestones have been fulfilled.

            5.3 GUARANTEE (BURGSCHAFT). On the Effective Date, Prosidion has provided a guarantee (Burgschaft) by OSI Pharmaceuticals, Inc. ("OSI") as set out in Annex 5.3 securing PBD's claim under
                  Section 5.2 according to section 765 German Civil Code waiving the benefit of discussion (Einrede der Vorausklage) (the "OSI GUARANTEE"). The OSI Guarantee shall be governed by German law and the competent courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction upon any disputes arising out of or in connection with the OSI Guarantee, including disputes as to the validity of the OSI Guarantee.

            5.4 PAYMENTS. All payments due under this Agreement, shall be paid by Prosidion to PBD free and clear of costs and charges in immediately available funds by wire transfer to the following bank account, unless indicated otherwise by PBD in writing:

                        **

            5.5 PAYMENT CONFIRMATION. PBD shall confirm to Prosidion by registered mail without undue delay in each case as soon as PBD has received any payments due under this Agreement.

            5.6 TAX. All payments due under this Agreement shall be increased by any value added tax which may be levied upon such payments. The Parties are jointly of the opinion that no German VAT is applicable in accordance with Sec. 3a para. 4 No. 1 German VAT Act and that the Reverse Charge System is applicable to any UK VAT. If and to the extent it turns out that any VAT is payable by PBD the Initial Consideration shall be increased accordingly and become due and payable by Prosidion at the date when the VAT owed by PBD becomes due and payable, but not prior to the receipt of a corresponding invoice from PBD. In such a case both Parties will consider - acting reasonably - the possibility to assign any VAT refund claim of Prosidion to PBD for offsetting it against PBD's VAT liability.

----------
** This portion has been redacted pursuant to a confidential treatment request.

                                                                           15/30


                  The Parties are jointly of the opinion that no withholding tax (in particular no UK withholding tax) is levied on any payment under this Agreement. Therefore all payments under this Agreement are made without any deduction of withholding taxes. If it turns out that the UK tax authorities intend to levy UK withholding taxes on such payments Prosidion shall (i) notify PBD without any delay, (ii) if so requested by PBD, and at PBD's expense, appeal against any assessment to such withholding tax within the statutory time limit, and take such action (at PBD's expense) as is reasonably requested by PBD in connection with such appeal. If an appeal against such a UK withholding tax assessment is finally and unappealably dismissed or - with the consent of PBD - not made or withdrawn, PBD will be obliged to pay the finally assessed UK withholding tax to the UK authorities and Prosidion will provide any information and documentation to PBD reasonably requested by PBD in order to support a claim by PBD for a refund of such withholding tax.

                                    SECTION 6
                                   WARRANTIES

            6.1 WARRANTIES. As of the Effective Date and,as far as explicitly set forth below, as restated as at the Closing Date and subject to the disclosure schedules within the meaning of
                  Section 7.6 (b), PBD makes the following representations and warranties under this Agreement:

                  6.1.1 SOLD PATENTS AND UNDERLYING INVENTIONS. As of the
                        Effective Date and as restated as at the Closing Date, PBD is the sole owner of, and has full right to transfer, the Sold Patents and owns all rights to the inventions underlying the Sold Patents vis-a-vis the inventors, except for the non-transferable personal rights of the inventors (Erfinderpersonlichkeitsrecht). As of the Effective Date and as restated as at the Closing Date, the Sold Patents are existing and registered or, as the case may be, applied for registration with the respective Patent- and Trademark offices as set forth in Annexures "P93/01 Patents", "Medical Use Patents" and "GIP Patent". As of the Effective Date and as restated as at the Closing Date, all patent applications which are a part of the Sold Patents have been filed in accordance with the applicable formal requirements (such as application fees, etc.), and there are no outstanding fees due to the United States Patent and Trademark Office because of incorrect claiming of small entity status. As of the Effective Date and as restated as at the Closing Date, all patent applications which are a part of the Sold Patents and are claiming one or several priorities have been filed within the applicable period for claiming

                                                                           16/30


                        priority. As of the Effective Date and as restated as at the Closing Date, none of the Sold Patents have lapsed by reason of abandonment or non-payment of annuities or other fees. As of the Effective Date and except as indicated in Annex 7.6 to this Agreement, PBD is not aware that the patentability or validity of the Sold Patents have been contested or threatened to be contested by any third party. As of the Effective Date and as restated as at the Closing Date, no infringement proceedings have been initiated against third parties on the basis of the Sold Patents. As of the Effective Date and as restated as at the Closing Date, none of the Sold Patents is subject to any security agreement such as a pledge agreement or a transfer by way of security.

                  6.1.2 NO LICENSES. As of the Effective Date and as restated as at the Closing Date, no licenses have been granted to any third party with respect to the Sold Patents, except for the DP IV License Agreements.

                  6.1.3 CONTRACTS. As of the Effective Date and as restated as at the Closing Date, the "Ferring Agreement", "Novartis Agreement", "Merck Agreement" and "Triad Agreement" set out the current versions of the respective DP IV License Agreements. As of the Effective Date there are no outstanding disputes due to PBD's breach of contract under the Contracts. As of the Effective Date PBD has not given or received any notice of ordinary or extraordinary termination to or from any counterparty and no such counterparty has threatened to terminate, in particular, no party to the Contracts has threatened to terminate or dispute any provision of any Contract as a result of this Agreement. As of the Effective Date and as restated as at the Closing Date, PBD has fully performed any and all of its material obligations under the DP IV License Agreements and the Service Contracts. As of the Effective Date and as restated as at the Closing Date, PBD has not assigned or otherwise transferred to any third party any rights resulting from the Contracts.

                  6.1.4 PROTECTION OF ASSETS. As of the Effective Date and as
                        restated as at the Closing Date, to PBD's best knowledge, PBD has complied with all material aspects of its operating procedures and has disclosed its secret know-how the disclosure of which could materially adversely affect the Assets only under confidentiality agreements customary in the industry.

                  6.1.5 DISCLOSURE. As of the Effective Date and as restated as at the Closing Date, PBD has not retained any information and data known to PBD and not publicly available relating to the Assets used or licensed to or by PBD which materially adversely affects the Assets; in particular,

                                                                           17/30


                        PBD has not retained any information which under normal industry standards would prevent the P93/01 Program from being further developed.

                  6.1.6 INSOLVENCY. As of the Effective Date and as restated as at the Closing Date, PBD is not unable to meet its due obligations (zahlungsunfahig) within the meaning of
                        Section 17 of the German Insolvency Code, over indebted (uberschuldet) within the meaning of Section 19 of the German Insolvency Code or in default under any contract or agreement, which default would affect the consummation of this Agreement, and no insolvency proceedings within the meaning of Section 13 of the German Insolvency Code relative to PBD is pending or is threatened against PBD.

                  6.1.7 NO INFRINGEMENT. To PBD's knowledge, the use of the
                        P93/01 Compounds does not infringe or misappropriate any third party intellectual property or other rights. It is understood that PBD has not undertaken formal searches, studies or valuations with respect to the freedom to use the P93/01 Compounds.

                  6.1.8 AUTHORITY. As of the Effective Date and as restated as at the Closing Date, PBD has the full power and authority to enter into this Agreement and perform its obligations hereunder without the consent of any third party and without breach of any agreements with or obligations to any third party.

                  6.1.9 NO CONFLICTING AGREEMENTS. As of the Effective Date and
                        as restated as at the Closing Date, PBD has not entered and will not enter into any agreement with or obligations to a third party inconsistent, incompatible, or conflicting with its obligations under this Agreement.

                  6.1.10 INFORMATION. As of the Effective Date and as restated
                        as at the Closing Date, the information provided by PBD and related to the Assets and the Contracts is not willfully materially incorrect. The PBD Confirmation, when issued, is correct with respect to the termination of the DP IV License Agreements and the representations and warranties.

      6.2 FORM OF WARRANTIES. The above representations and warranties shall constitute independent promises of guarantee (selbststandige Garantieversprechen) in accordance with Section 311 para. 1 of the German Civil Code (Burgerliches Gesetzbuch), it being understood that the warranties shall not constitute a quality guarantee concerning the object of the purchase within the meaning

                                                                           18/30


            of Section 444 of the German Civil Code (Garantie fur die Beschaffenheit der Sache).

      6.3 NO FURTHER WARRANTIES. Except for the representations and warranties set forth above, PBD does not make any guarantee, warranty or representation whatsoever with respect to the rights and assets transferred hereunder and, in particular, makes no warranty that any pending patent application will issue or that, if it does issue or has issued, the resulting patent will be valid and enforceable or that it will provide any market exclusivity or product protection or that the manufacture, sale or use of any compound sold hereunder shall be free from infringement of any third party rights.

                                    SECTION 7
                                    REMEDIES

      7.1 RESTITUTION IN KIND. If and to the extent any of the representations and warranties set forth in Section 6 above is incomplete or incorrect, PBD shall put Prosidion within a period of two (2) months of written notice by Prosidion of such breach in such position as Prosidion would have been in had the warranty given by the PBD been complete and correct (restitution in kind; Naturalrestitution).

      7.2 DAMAGES. If restitution in kind as contemplated in Section 7.1 above is impossible, or insufficient to fully compensate Prosidion, PBD shall pay monetary damages (Schadenersatz in Geld) to Prosidion. Furthermore, if and to the extent that PBD fails to provide restitution in kind within the period set forth in Section 7.1, Prosidion shall, in its discretion, in whole or in part and in lieu of its right to demand restitution in kind, have the right to demand that PBD shall pay monetary damages to Prosidion in such amount as would be necessary to effect the restitution in kind.

      7.3 EXCLUSION OF FURTHER REMEDIES. The Parties agree that the above rights and remedies supersede and replace any statutory buyer's rights, warranties or guarantees under applicable law and shall be the exclusive remedies available to Prosidion. Any claims resulting from statutory buyer's rights, warranties or guarantees are herewith excluded to the extent permitted by law.

      7.4 DE MINIMIS, CAP. No liability shall arise for PBD under above representations and warranties if the aggregate amount of liability does not exceed Euro one hundred thousand (EUR 100,000) (hereinafter referred to as the "LIABILITY

                                                                           19/30


            BASKET"; Freigrenze). In case the aggregate amount of liability exceeds the Liability Basket, PBD shall be liable for the full amount (including the Liability Basket). The aggregate liability of PBD under the above representations and warranties shall not exceed Euro five million (EUR 5,000,000) (hereinafter referred to as the "LIABILITY CAP"). The Liability Basket and the Liability Cap shall not apply to liability arising from incomplete or incorrect representations and warranties stated by PBD fraudulently, willfully or grossly negligently.

      7.6 EXCLUSION OF CLAIMS. PBD shall not be liable for, and Prosidion shall not be entitled to bring, any damage claims under or in connection with this Agreement if and to the extent:

            (a) the payment or settlement of any item giving rise to the claim results in a tax or other benefit to Prosidion, or the breach of a representation and warranty results from, or its consequences are aggravated by, the passing of any change in any applicable laws or the interpretation thereof after the Closing Date,

            (b) the respective matter is listed in Annex 7.6 to this Agreement or has otherwise been expressly disclosed to Prosidion in writing or as CD-Rom prior to the signing of this Agreement.

            Section 254 of the German Civil Code shall apply.

      7.7 TIME LIMITS. All liability claims of Prosidion shall be time-barred ** after the Closing Date, except for claims of Prosidion arising from fraud, willful or misconduct or gross negligence of PBD, which shall become time-barred in accordance with the statutory rules.

                                    SECTION 8
                                PATENT MANAGEMENT

      8.1 PATENT DOCUMENTATION, REGISTRATION OF TRANSFER. PBD shall provide Prosidion, at the Closing Date, with the original copies of all correspondence with patent offices or similar governmental organisations as well as copies of all other relevant documentation and correspondence within PBD or between PBD and patent attorneys or other representatives or other consultants relating to the Sold Patents, and in particular of any information and correspondence relevant for the defence, maintenance and prosecution of the Sold Patents.

----------
** This portion has been redacted pursuant to a confidential treatment request.

                                                                           20/30






            Prosidion shall be responsible for, and shall bear all costs associated with the registration of the transfer of ownership relating to the Sold Patents pursuant to Section 2.1 above with the relevant patent offices and other governmental organisations (the "PATENT DOCUMENTATION"). PBD shall provide Prosidion, at Prosidion's expense, with all necessary assistance with such registration, and the Parties shall execute appropriate short form confirmatory assignments or other appropriate documents for the purposes of such registration.

      8.2 MAINTENANCE OF PATENTS. If Prosidion decides not to further maintain any Sold Patent, it shall timely notify PBD of such decision. Within 45 (forty five) days from receipt of this notification by Prosidion, PBD may request that Prosidion further maintains any such Sold Patent, at PBD's costs, or transfers it to PBD at PBD's costs. Prosidion shall have discretion as to whether it maintains or transfers such patent to PBD. In the event that Prosidion decides to further maintain this patent, Prosidion shall make all necessary filings to prosecute, maintain and defend the Sold Patents, and PBD shall be responsible for and pay all requisite fees, and take all such steps, at PBD's expense, as Prosidion may reasonably require to assist Prosidion in prosecuting, maintaining and defending the Sold Patents. PBD shall prepay to Prosidion all costs and expenses required for the prosecution, maintenance and defence of any Sold Patent as stipulated in this Section 8.2. Should PBD fail to request maintenance of any Sold Patent within the 45 day period Prosidion may abandon such Sold Patent.

      8.3 ENFORCEMENT OF PATENTS AGAINST THIRD PARTIES. If either Party becomes aware of any infringement or possible infringement of any of the P93/01 Patents by any third party (which has not received a licence from either Party in accordance with the provisions of this Agreement), that Party shall fully notify the other as soon as practicable after it becomes aware of the (alleged) infringement.

      8.4 CO-OPERATION. PBD shall provide all reasonable co-operation, assistance and access to officers, directors, employees and consultants, or inventors to Prosidion in order to ensure the transfer of the Assets and Contracts to Prosidion and thereafter in order to prosecute and defend the Sold Patents. In particular, PBD shall make available to Prosidion any documents, including relevant extracts from laboratory notebooks, reasonably necessary for prosecution and defence of the Sold Patents and shall make reasonable efforts to cause such officers, directors, employees, consultants, and/or inventors to sign all documents necessary to effectuate the registration of the transfer of the Assets.

                                                                           21/30



                                    SECTION 9
                                 CONFIDENTIALITY

      9.1 CONFIDENTIAL INFORMATION OF PROSIDION. For a term of five (5) years as from the date hereof and subject to Section 9.6, the following information shall be regarded as "Confidential Information" of Prosidion under this Agreement:

            (i) The terms and conditions of this Agreement, as well as all information obtained by PBD with respect to the business of Prosidion in connection with the negotiation and execution of this Agreement, provided that PBD shall be entitled to submit the Agreement to the public authorities having granted subsidies to PBD.

            (ii) all information that relates to the P93/01 Program, the Assets and the Contracts, except for the DP IV Assay Documentation.

      9.2 CONFIDENTIAL INFORMATION OF PBD. For the term of five (5) years as from the date hereof and subject to Section 9.6, the following information shall be regarded as "Confidential Information" of PBD. The terms and conditions of this Agreement, as well as all information obtained by Prosidion with respect to the business of PBD in connection with the negotiation and execution of this Agreement.

      9.3 CONFIDENTIALITY OBLIGATION. Neither Party shall use or disclose any Confidential Information of the other Party without the prior written consent of the other Party, and shall not pass such information on to any third parties or use it for any purpose other than provided for in this Agreement (the "CONFIDENTIALITY OBLIGATION").

      9.4 CONTRACTUAL DAMAGES. The Parties acknowledge that any violation of the Confidentiality Obligation may trigger substantial damages. Therefore, the Parties agree that for each violation of the Confidentiality Obligation stipulated in this Section 9, the violating Party shall pay adequate lump-sum damages in the range between ten thousand US Dollar (US$ 10,000.00) and one million US Dollar (US$ 1,000,000.00). The contractual damages shall be proposed by the Party that has not violated the Confidentiality Obligation and shall be submitted for review of the competent court as set forth in Section 13.2 if the Parties fail to agree on the amount.

      9.5 DISCLOSURE TO EMPLOYEES, CONSULTANTS AND CONTRACTORS. Both Parties shall limit disclosure of any Confidential Information of the other Party to those employees, consultants and contractors who need to have access to it for the

                                                                           22/30



            purpose for which it was provided, provided that the respective employee, consultant and contractor is bound by a corresponding confidentiality obligation.

      9.6 EXCEPTIONS. "Confidential Information" shall not include and the above obligations to maintain confidentiality shall not apply to information which

            (i)   is publicly known at the time of disclosure;

            (ii) after such disclosure, becomes publicly know otherwise than through a breach of this Confidentiality Obligation;

            (iii) can be proved to have reached the hand of the receiving Party other than by being communicated by the disclosing Party including being known to the receiving Party prior to disclosure, or having been developed by or for the receiving Party wholly independently of the disclosing Party or having been obtained from a third party without restriction on disclosure; or

            (iv) is required to be disclosed by law, regulation or order of a competent authority (including any regulatory or governmental body or securities exchange).

      9.7 PRESS STATEMENT. The Parties agree to issue the press release substantially in the form attached hereto as Annex 9.7 upon the signing of this Agreement. After the issuance, Prosidion, OSI (and its affiliates) and PBD shall, at any time, have the right to use, distribute and publish this press release, or parts thereof in any other format and in/via all means, including the Internet and email. During the period prior to the Closing Date and thereafter each Party shall obtain the other Party's consent before issuing any further press release or otherwise making any other public announcement with respect to this Agreement, and shall not, except as may be required by U.S. securities Laws, UK securities Laws or the German securities Trading Act (WpHG), or any other applicable Law, or by obligations under any listing agreement with a stock exchange, issue any such further press release or make any further public announcement prior to obtaining such consent, which consent shall not unreasonably withheld or delayed.

      9.8 PUBLICATIONS. With effect from the Closing Date, PBD shall not without the prior written consent of Prosidion submit for publication, publish or cause to be published or disclose to any third party any publication, manuscript, abstract or other public disclosure relating to the P93/01 Program, the Assets and/or the Contracts.

                                                                           23/30




                                   SECTION 10
                               CONDITION PRECEDENT

      10.1 CONDITIONS PRECEDENT. Except for Sections 2.3 1st sentence, 9, 10, 11.3, 11.4, 11.5, 11A, 12, and 13 of this Agreement which shall become effective upon the Effective Date, all terms and conditions of this Agreement shall only become effective, if and when the following conditions precedent (the "CONDITIONS PRECEDENT") have occurred:

            10.1.1 The shareholders of PBD have validly approved this Agreement with a majority of 75% of the votes cast (abgegebene Stimmen) and the nominal capital stock represented (vertretenes Grundkapital).

            10.1.2 **

      10.2 OBLIGATIONS WITH RESPECT TO THE CONDITIONS PRECEDENT. Both parties shall use best efforts to fulfil the Conditions Precedents without any undue delay. Either Party shall inform the other Party by registered mail without undue delay in each case as soon as any Condition Precedent has been satisfied ("CONDITION PRECEDENT NOTIFICATION"). Each Condition Precedent Notification shall include certified copies (beglaubigte Kopien) of all documents necessary to prove that the respective Condition Precedent has been fulfilled. The Parties may waive any Condition Precedent by mutual agreement in writing.

      10.3 TERMINATION. Either Party may rescind (zurucktreten) this Agreement at any time if any of the Conditions Precedent is not fulfilled within ** after the date of the signing of this Agreement and waiver thereof is not agreed between the Parties in accordance with Section
            10.2. In addition, each of the Parties shall be entitled to rescind (zurucktreten) this Agreement if ** .

                                   SECTION 11
                         COMMERCIAL EFFECT AND COVENANTS

      11.1 ALLOCATION OF BENEFITS AND EXPENSES. Irrespective of the Closing Date of this Agreement, all claims of third parties against PBD relating to the Assets or

----------
** This portion has been redacted pursuant to a confidential treatment request.

                                                                           24/30




            Contracts which are due or relate to the period prior to the Closing Date shall remain with PBD. Any claims of third parties against PBD relating to the Assets or Contracts which are due on or or relate to the period after the Closing Date shall hereby be assumed by Prosidion. Sentences 1 and 2 shall apply mutatis mutandis to all costs and fees for the prosecution, maintenance, defence and enforcement of the Sold Patents.

      11.2 TREATMENT OF PAYMENTS ON ACCOUNTS PAYABLE. If any Party at any time settles or has settled a claim of a third party relating to the Assets or Contracts or pays or has paid any cost associated with the Sold Patents that would have to be settled by the respective other Party pursuant to Section 11.1 above, such other Party shall reimburse the Party having settled such account payable or cost without undue delay upon written request by the first Party, but in no event prior to the Closing Date.

      11.3 MAINTENANCE OF ASSETS AND CONTRACTS UNTIL PAYMENT OF INITIAL CONSIDERATION. PBD undertakes that, from the Effective Date through the payment of the Initial Consideration, or termination of this Agreement pursuant to Section 10.3, it will not undertake any action or omit to take any action which could materially change the Assets and/or the Contracts without prior consent of Prosidion. In particular, PBD shall (i) not dispose of the Sold Patents nor agree to any encumbrances in respect of the Sold Patents, nor shall PBD grant to any third party a right to use any of the Sold Patents,
            (ii) further maintain and prosecute the Sold Patents in close cooperation with and according to the reasonable directions of Prosidion, provided Prosidion bears the costs for measures taken in accordance with the instructions of Prosidion; (iii) not initiate any new clinical studies with regard to the Assets and/or the Contracts; and (iv) not submit for publication, publish or cause to be published or disclose to any third party any publication, manuscript, abstract or other public disclosure relating to the P93/01 Program, the Assets and/or the Contracts without the prior consent of Prosidion (such consent not to be unreasonably withheld). PBD shall notify Prosidion forthwith of it becoming aware of any event causing a material change or impact to the Assets and/or Contracts.

      11.4 EXCLUSIVITY. During the period between the Effective Date and the Closing Date or the termination in accordance with Section 10.3, PBD shall (i) not, by any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) solicit or encourage (including by way of furnishing material, non-public information), directly or indirectly, any enquiry, proposal or offer with respect to a merger, consolidation or similar transaction involving the Assets or Contracts, or any purchase or license of all or of a material part of the Assets or Contracts (any such proposal or offer being hereinafter

                                                                           25/30





            referred to as a "ACQUISITION PROPOSAL") or engage in any negotiations concerning an Acquisition Proposal; and (ii) immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the foregoing. PBD shall promptly notify Prosidion of any requests for licenses to be granted under the Sold Patents including the identity of the person or group requesting such licenses, including the identity of the person or group requesting such licenses and of the material terms and conditions of any such license request.

      11.5 SHAREHOLDERS MEETING OF PBD. PBD hereby undertakes to convene a general meeting of its shareholders for the approval of this Agreement.


                                   SECTION 11A
                            COSTS AND TRANSFER TAXES

      11A.1 COSTS OF ADVISORS. Each Party shall bear its own costs and expenses in connection with the preparation, execution and consummation of this Agreement, including, without limitation, any and all professional fees and charges of its advisors.

      11A.2 TRANSFER TAXES AND COSTS. Any transfer taxes and similar domestic or foreign taxes or charges resulting from the execution and consummation of this Agreement shall be borne by Prosidion. This shall also apply to any costs associated with the transfer of assets, rights and contracts under this Agreement, in particular without limitation any costs for the registration of the transfer of Sold Patents.

                                   SECTION 12
                                     NOTICES

      12.1 FORM OF NOTICE. Any statement of legal significance, notice or other declaration (heretofore and hereinafter referred to as "NOTICES") in connection with this Agreement shall be made in writing, unless notarization or any other specific form is required by mandatory law or explicit provision in this Agreement. The written form shall include telecopy (but no other transmission by way of telecommunication) and exchange of letters. Any electronic form (e.g. e-mail) shall not replace the written form.

      12.2 ADDRESSES. Any Notice to be given to PBD hereunder shall be addressed as follows:

                                                                           26/30



                        Probiodrug AG
                        Der Vorstand
                        Weinbergweg 22
                        06120 Halle/Saale
                        Germany,

            with a copy to:

                        Dr. Michael Haidinger
                        Freshfields Bruckhaus Deringer
                        Alsterarkaden 27
                        20354 Hamburg,
                        Germany,

            and a further copy to:

                        Mark Hofer, Esq.
                        Biotech Business and Law Advisors, PC
                        2 Rockwood Rd
                        Medway, MA 02053
                        U.S.A.

            Any Notice to be given to the Prosidion hereunder shall be addressed as follows:

                        Dr Anker Lundemose
                        CEO
                        Prosidion Limited
                        Watlington Road
                        Oxford
                        OX4 6LT UK


            With a copy to:

                        Sian Bishop
                        Company Secretary
                        Prosidion Limited
                        Watlington Road
                        Oxford
                        OX4 6LT UK.

                                                                           27/30


            The Parties are to, without being legally obliged to, communicate any change of their respective addresses set forth in this Section
            13.2 as soon as possible in writing to the respective other Party. Until such communication, the address as hitherto shall be relevant.

                                   SECTION 13
                                  MISCELLANEOUS

      13.1 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

      13.2 JURISDICTION. In respect of any dispute, controversy or claim arising from or in connection with this Agreement or its validity the competent courts of Frankfurt am Main, Germany, shall have exclusive jurisdiction thereupon.

      13.3 NO ASSIGNMENT. No rights or obligations under this Agreement shall be assigned by any Party to a third party without the prior written consent of the respective other Party.

      13.4 AMENDMENT, SUSPENSION. Any amendment, supplementation or suspension of this Agreement, including of this provision, shall be valid only if made in writing, except where a stricter form (e.g. notarization) is required under applicable law.

      13.5 SEVERABILITY. Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

                                                                           28/30








For Probiodrug AG:                              For Prosidion Limited:

Place:  Frankfurt / M                             Place:     Frankfurt
        ---------------------------------               ------------------------

Date:    17 June 2004                             Date:  17 June 2004
       ----------------------------------              -------------------------

Name:    K Glund     H G Demuth                   Name: Anker Lundemose
       --------------------------------                 ------------------------

Signature: /s/ K Glund   /s/ H G Demuth         Signature: /s/ Anker Lundemose
           -----------------------------                   ---------------------

                                                                           29/30






                       ASSET PURCHASE AGREEMENT ANNEXURES

1.    DP-IV Assay Documentation

2.    DP-IV License Agreements

3.    GIP Derivatives

4.    GIP Patents

5.    Medical Use Patents

6.    P93/01 Compounds

7.    P93/01 Patents

8.    PBD Patents

9.    Service Contracts

10.   Database Files to P93/01 Compounds

11.   Inventory of Drug Product

12.   Reports

13.   Inventory of P93/01 at 3rd Party Locations

14.   Employee Statistics

15.   PBD Confirmation Template

16.   Guarantee

17.   Sold Patents and Underlying Inventions

18.   Press Release

19.   Consent Letters